[AIM INVESTMENTS LOGO APPEARS HERE]
--Registered Trademark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919

September 28, 2007

Board of Trustees
AIM International Mutual Funds
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173

Re: Initial Capital Investment In New Institutional Class Shares of
    AIM Global Aggressive Growth Fund (the "Fund") of AIM International Mutual Funds (the "Trust")

Ladies and Gentlemen:

We shall and hereby agree to purchase shares equal to the following dollar amount for the Fund:

FUND AND CLASS                          AMOUNT            DATE
--------------                        ----------   ------------------
AIM Global Aggressive Growth Fund -
   Institutional Class Shares         $10,000.00   September 27, 2007
AIM Global Growth Fund -
   Institutional Class Shares         $10,000.00   September 27, 2007

We understand that the price per share for each Institutional Class Share of the Fund will be equal to the next determined net asset value per share of the Class A Shares of the Fund.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day's advance written notice of any intended redemption and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

Sincerely yours,

A I M ADVISORS, INC.


-------------------------------------
Philip A. Taylor
President

cc: Mark Gregson
    Gary Trappe